SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 10, 2006

                                                            By:  /s/ Andrew M. Archibald__________

                                                                   Andrew M. Archibald, C.A., Chief Financial Officer

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FOURTH AMENDMENT TO CREDIT AGREEMENT

FOURTH AMENDMENT TO CREDIT AGREEMENT (this “Fourth Amendment”), dated as of November 7, 2006, among IPG (US) Inc. (“IPG (US)”), Central Products Company, IPG Administrative Services Inc., Intertape Polymer Corp. and IPG Financial Services Inc. (each a “U.S. Subsidiary Borrower” and, collectively, the “U.S. Subsidiary Borrowers” and together with IPG (US), each a “U.S. Borrower” and, collectively, the “U.S. Borrowers”), Intertape Polymer Inc. (the “Canadian Borrower” and, together with the U.S. Borrowers, each, a “Borrower” and, collectively, the “Borrowers”), Intertape Polymer Group Inc. (the “Canadian Parent”), IPG (U.S.) Holdings, Inc. (“U.S. Intermediate Holdco” and, together with the Canadian Parent and the Borrowers, collectively, the “Loan Agreement Parties”), the financial institutions listed on Schedule 2.01 to the Credit Agreement referred to below (as such Schedule may from time to time be supplemented and amended) (collectively, the “Lenders”) and Citicorp North America, Inc., as administrative agent (in such capacity, the “Administrative Agent”).  Unless otherwise indicated, all capitalized terms used herein and not otherwise defined shall have the respective meanings provided such terms in the Credit Agreement referred to below.

W I T N E S S E T H :

WHEREAS, the Loan Agreement Parties, the Lenders and the Administrative Agent are parties to a Credit Agreement, dated as of July 28, 2004 (as amended, restated, modified and/or supplemented to, but not including, the date hereof, the “Credit Agreement”); and

WHEREAS, subject to the terms, conditions and agreements herein set forth, the parties hereto have agreed to amend the Credit Agreement as herein provided;

NOW, THEREFORE, it is agreed:

I.

Amendments to Credit Agreement.

1.

The definition of “Applicable Increased Term B Loan Rate” appearing in Section 1.01 of the Credit Agreement is hereby amended by deleting the text “(vii)” appearing in said definition and inserting the text “(viii)” in lieu thereof.

2.

The definition of “Applicable Rate” appearing in Section 1.01 of the Credit Agreement is hereby amended by deleting said definition in its entirety and inserting the following new definition in lieu thereof:

““Applicable Rate” means, for any day, (i) in the case of U.S. Revolving Loans, the applicable rate per annum as set forth in the table below under the caption “ABR Revolving Spread” (in the case of ABR Loans) or “Eurodollar Revolving Loan Spread” (in the case of Eurodollar Loans that are U.S. Revolving Loans), in each case based upon the Total Leverage Ratio as of the most recent determination date, (ii) in the case of Canadian Revolving Loans, the applicable

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rate per annum as set forth in the table below under the caption “CPR Spread” based upon the Total Leverage Ratio as of the most recent determination date, (iii) in the case of Bankers’ Acceptances and Notional Bankers’ Acceptances, the applicable rate per annum as set forth in the table below under the caption “BA Spread”, based upon the Total Leverage Ratio as of the most recent determination date, (iv) in the case of Swingline Loans, the applicable rate per annum as set forth in the table below under the caption “ABR Revolving Spread”, in each case based upon the Total Leverage Ratio as of the most recent determination date, (v) in the case of Term B Loans, the applicable rate per annum as set forth in the table below under the caption “ABR Term Loan Spread” (in the case of ABR Loans) or “Eurodollar Term Loan Spread” (in the case of Eurodollar Loans), in each case based upon the Total Leverage Ratio as of the most recent determination date (or, on and after the date of the incurrence of any Incremental Term Loans bearing interest at a higher rate as contemplated by the proviso to Section 2.06(a)(viii) (but only so long as such rate is actually higher than the rate which would otherwise then be applicable based on the table set forth below)) the Applicable Increased Term B Loan Rate and (vi) in the case of any Incremental Term Loans, the applicable rate per annum set forth in, or calculated in accordance with, Section 2.06 and the relevant Incremental Term Commitment Agreement.

Level	Total Leverage Ratio	ABR Revolving Spread	Eurodollar Revolving Loan Spread	ABR Term Loan Spread	Eurodollar Term Loan Spread	BA Spread	CPR Spread
I	>4.50:1.00	2.00%	3.00%	1.75%	2.75%	3.00%	2.00%
II	≤4.50:1.00>3.50:1.00	1.75%	2.75%	1.50%	2.50%	2.75%	1.75%
III	≤3.50:1.00>2.75:1.00	1.50%	2.50%	1.50%	2.50%	2.50%	1.50%
IV	≤2.75:1.00>2.00:1.00	1.25%	2.25%	1.50%	2.50%	2.25%	1.25%
V	≤2.00:1.00	1.00%	2.00%	1.50%	2.50%	2.00%	1.00%

For purposes of the foregoing, (i) the Total Leverage Ratio shall be determined as of the end of each Fiscal Quarter based upon the Canadian Parent’s consolidated financial statements delivered pursuant to Section 5.01(a) or (b) and (ii) each change in the Applicable Rate resulting from a change in the Total Leverage Ratio shall be effective three (3) Business Days after the date on which the Administrative Agent shall have received the applicable financial statements and a Compliance Certificate (delivered pursuant to Section 5.01(d)) calculating the Total Leverage Ratio.  If at any time (x) the Canadian Parent has not submitted to the Administrative Agent the applicable information as and when required under Section 5.01(a) or (b) or (y) a Default is then in existence, the Applicable Rate shall be the highest rate set forth in the table above until such time as the Canadian Parent has provided the information required under Section 5.01(a) or (b) or such Default has been cured or waived, as the case may be.  Within one (1) Business Day of receipt of the applicable information as and when required under Section 5.01(a) or (b), the Administrative Agent shall give

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each Lender facsimile or telephonic notice (confirmed in writing) of the Applicable Rate in effect from such date.

Notwithstanding the foregoing, but subject to clause (y) of the penultimate sentence of the preceding paragraph, the Applicable Rate during the period from the Fourth Amendment Effective Date until the date of delivery by the Canadian Parent to the Administrative Agent of the financial statements required to be delivered pursuant to Section 5.01(a) or (b), as the case may be, in respect of the first Fiscal Quarter ended after the Fourth Amendment Effective Date shall be determined based on Level I pricing.”.

3.

The definition of “Consolidated EBITDA” appearing in Section 1.01 of the Credit Agreement is hereby amended by (i) deleting the text “and (xiii)” appearing in clause (I) of said definition and inserting the text “, (xiii)” in lieu thereof, and (ii) inserting the text “, (xiv) in the case of any period including the Fiscal Quarter ended September 30, 2006, one time non-cash goodwill impairment charges of the Canadian Parent and its Subsidiaries actually incurred or accrued during such period, in an aggregate amount not to exceed $120,000,000, (xv) in the case of any period including the Fiscal Quarter ending December 31, 2006, one-time Severance Charges of the Canadian Parent and its Subsidiaries actually incurred during such Fiscal Quarter in an aggregate amount not to exceed $4,350,000, (xvi) in the case of any period including the Fiscal Quarter ending March 31, 2007, one-time Severance Charges of the Canadian Parent and its Subsidiaries actually incurred during such Fiscal Quarter in an aggregate amount not to exceed the remainder of (I) $4,350,000 less (II) the aggregate amount of Severance Charges actually incurred by the Canadian Parent and its Subsidiaries during the Fiscal Quarter ending December 31, 2006, (xvii) in the case of any period including the Fiscal Quarter ended September 30, 2006, one-time restructuring charges relating to severance costs, retail restructuring costs and executive retirement and succession costs of the Canadian Parent and its Subsidiaries actually incurred during such Fiscal Quarter in an aggregate amount not to exceed $1,900,000 and (xviii) in the case of any period including the Fiscal Quarter ending December 31, 2006, one-time charges of the Canadian Parent and its Subsidiaries relating to costs and expenses incurred in connection with the Fourth Amendment actually incurred during such Fiscal Quarter in an aggregate amount not to exceed $1,250,000” immediately preceding the text “and (II)” appearing in said definition.

4.

The definition of “Lenders” appearing in Section 1.01 of the Credit Agreement is hereby amended by inserting the text “(it being understood, for avoidance of doubt, that the term “Lender” as used in Sections 2.19, 2.22, 4.03, 10.02, 10.06, 10.08(a), 10.15 through 10.18, inclusive, and 11.06 and (y) Article VIII shall include the Swingline Lender)” immediately preceding the period at the end of said definition.

5.

The definition of “Material Adverse Effect” appearing in Section 1.01 of the Credit Agreement is hereby amended by inserting the following text immediately preceding the period at the end of said definition:

“; provided however that for purposes of any determination of a “Material Adverse Effect”, the non-cash goodwill impairment charge referred to in clause (xiv) of the definition of “Consolidated EBITDA” will not be taken into account (it being understood,

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however, that any subsequent non-cash goodwill impairment charges may be taken into account for such purpose)”.

6.

The definition of “Swingline Lender” appearing in Section 1.01 of the Credit Agreement is hereby amended by deleting said definition in its entirety and inserting the following new definition in lieu thereof:

““Swingline Lender” means (i) at any time prior to the Fourth Amendment Effective Date, Citicorp North America, Inc. in its capacity as lender of Swingline Loans and (ii) at any time after the Fourth Amendment Effective Date, Comerica Bank in its capacity as lender of Swingline Loans.”.

7.

Section 1.01 of the Credit Agreement is hereby further amended by inserting in the appropriate alphabetical order the following new definitions:

“Fourth Amendment” shall mean the Fourth Amendment to this Agreement, dated as of November 7, 2006.

“Fourth Amendment Effective Date” shall have the meaning provided in the Fourth Amendment.

8.

Section 2.02(e) of the Credit Agreement is hereby amended by (i) inserting the text “(x)” immediately after the text “provided further that” appearing in the last sentence of said Section and (ii) inserting the text “and (y) ABR Loans incurred to finance the repayment of a Swingline Loan as provided in Section 2.04(b) shall be remitted by the Administrative Agent to the Swingline Lender” immediately prior to the period at the end of said Section.

9.

Section 2.04(a) of the Credit Agreement is hereby amended by (i) deleting the word “The” appearing at the beginning of the fourth sentence of said Section and inserting the text “Except in the case of Swingline Loans made pursuant to Section 2.04(e), the” in lieu thereof and (iii) deleting the fifth, sixth and seventh sentences of said Section in their entirety and inserting the following new text in lieu thereof:

“Not later than 2:00 p.m., New York City time, on the Borrowing Date specified in such notice the Swingline Lender shall make such Swingline Loan available for the account of the U.S. Borrowers at the office of the Swingline Lender set forth in Section 10.01 in funds immediately available to U.S. Borrowers by crediting the account of the U.S. Borrowers on the books of such office with the amount of such Swingline Loan (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e), by remittance to the Administrative Agent at the office of the Administrative Agent set forth in Section 10.01 for further remittance to the respective Issuing Bank).  Each Borrowing pursuant to this Section 2.04 shall be in a minimum principal amount of $500,000, unless otherwise agreed by the Swingline Lender”.

10.

Section 2.04(b) of the Credit Agreement is hereby amended by deleting the text of said Section and inserting the following new text in lieu thereof:

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“Notwithstanding the occurrence of any Default or noncompliance with the conditions precedent set forth in Article IV or the minimum borrowing amounts specified in Section 2.02, if any Swingline Loan shall remain outstanding on the Business Day following the Borrowing Date thereof, the Swingline Lender may at any time on such Business Day following such Borrowing Date or at any time thereafter, in its sole and absolute discretion, give written notice to the Administrative Agent (which notice must be received by the Administrative Agent prior to 10:00 a.m., New York City time on such Business Day) requesting that such Swingline Loan be repaid pursuant to Section 2.01 on the immediately succeeding Business Day and upon receipt of such notice, the Administrative Agent shall be deemed to have received a Borrowing Request from the U.S. Borrowers pursuant to Section 2.02 requesting that U.S. Revolving Loans constituting ABR Loans be made pursuant to Section 2.01 on such immediately succeeding Business Day in an amount equal to the amount of such Swingline Loan, and the procedures set forth in Section 2.02 (including the requirement of the Administrative Agent to provide notice to the Lenders) shall be followed in making such ABR Loans; provided that (i) if the U.S. Revolving Credit Commitments of the U.S. Revolving Lenders have terminated, the pro rata portions of the U.S. Revolving Lenders shall be determined pursuant to Section 2.02(e) immediately before giving effect to such termination of the U.S. Revolving Credit Commitments and (ii) each Borrowing of U.S. Revolving Loans described in this Section 2.04(b) shall be made, notwithstanding the occurrence of any Default or non-compliance with the conditions precedent set forth in Article IV or the minimum borrowing amounts specified in Section 2.02 or any other reason whatsoever.  Promptly following receipt by the Administrative Agent of the proceeds of such U.S. Revolving Loans pursuant to this paragraph, the Administrative Agent shall distribute such proceeds to the Swingline Lender for application to the repayment of such Swingline Loan.”.

11.

Section 2.04 of the Credit Agreement is hereby amended by inserting the following new Sections 2.04(e) and 2.04(f):

“(e)

Notwithstanding the occurrence of any Default or the noncompliance with the conditions precedent set forth in Article IV, the U.S. Borrowers authorize the Swingline Lender, daily or otherwise as and when determined by the Swingline Lender from time to time, to ascertain the position or net position (as the case may be) between the U.S. Borrowers and the Swingline Lender in respect to any deposit accounts maintained by the U.S. Borrowers with the Swingline Lender and in connection therewith, (a) if such position or net position is a credit in favor of the U.S. Borrowers, the Swingline Lender may apply the amount of such credit or any part thereof as a repayment of the Swingline Loans provided by the Swingline Lender and the Swingline Lender will debit such deposit accounts by the amount of such repayment of Swingline Loans; and (b) if such position or net position is a debit in favor of the Swingline Lender, the U.S. Borrowers, shall be deemed to have requested a Swingline Loan from the Swingline Lender in an amount as may be required to place such account in such credit or net credit position as has been agreed between the U.S. Borrowers and the Swingline Lender from time to time, in which case the Swingline Lender shall make a Swingline Loan to the U.S. Borrowers, the proceeds of which shall be applied to credit such deposit accounts with the amount of such Swingline Loan and the Swingline Lender shall

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provide written notice (which notice shall be provided promptly, but in any case, no less frequently than on a weekly basis) of any such Swingline Loan or Swingline Loans made or repaid pursuant to preceding clauses (a) and (b) to the Administrative Agent.

(f)

(i) The Swingline Lender may be replaced at any time by written agreement among the U.S. Borrowers, the Administrative Agent, the replaced Swingline Lender and the successor Swingline Lender.  The Administrative Agent shall notify the Lenders of any such replacement of the Swingline Lender.  Prior to the effectiveness any such replacement of the Swingline Lender, the U.S. Borrowers shall be required to repay any outstanding Swingline Loans to the replaced Swingline Lender.  From and after the effective date of any such replacement, (x) such successor Swingline Lender shall have all the rights and obligations of the replaced Swingline Lender under this Agreement with respect to Swingline Loans to be made thereafter and (y) references herein to the term “Swingline Lender” shall be deemed to refer to such successor or to any previous Swingline Lender, or to such successor and all previous Swingline Lenders, as the context shall require.

(ii) (1) The Swingline Lender may resign from the performance of all its functions and duties hereunder at any time by giving 30 Business Days’ prior written notice to the Lenders and, unless a Default then exists, the Canadian Parent.  Such resignation shall take effect upon the appointment of a successor Swingline Lender pursuant to clauses (2) and (3) below or as otherwise provided below.  (2)  Upon any such notice of resignation by the Swingline Lender, the Requisite Lenders shall appoint a successor Swingline Lender hereunder who shall be a commercial bank or trust company acceptable to the Canadian Parent, which acceptance shall not be unreasonably withheld or delayed (provided that the Canadian Parent’s approval shall not be required if a Default then exists).  (3)  If a successor Swingline Lender shall not have been so appointed within such 30 Business Day period, the Swingline Lender, with the consent of the Canadian Parent (which consent shall not be unreasonably withheld or delayed, provided that the Canadian Parent’s consent shall not be required if a Default then exists), shall then appoint a successor Swingline Lender who shall serve as Swingline Lender hereunder until such time, if any, as the Requisite Lenders appoint a successor Swingline Lender as provided above.  (4)  If no successor Swingline Lender has been appointed pursuant to clause (2) or (3) above by the 30th Business Day after the date such notice of resignation was given by the Swingline Lender, the Swingline Lender’s resignation shall become effective and no Swingline Loans shall be available until such time, if any, as the Lenders appoint a successor Swingline Lender as provided above.  (5)  Upon a resignation of the Swingline Lender pursuant to this Section 2.04(f), the Swingline Lender shall remain indemnified to the extent provided in this Agreement and the provisions of this Section 2 shall continue in effect for the benefit of the Swingline Lender for all of its actions and inactions while serving as the Swingline Lender.

12.

Section 2.12(a) of the Credit Agreement is hereby amended by (i) inserting the text “to the Swingline Lender in respect of” immediately preceding the text “Swingline Loans” appearing in the second sentence of said Section, (ii) deleting the text “and each Swingline Loan” appearing in the second sentence of said Section, (iii) inserting the text “and each Swingline Loan made by the Swingline Lender, in each case” immediately preceding

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the text “, in U.S. Dollars” appearing in the second sentence of said Section and (iv) deleting the fourth sentence of said Section and inserting the following new text in lieu thereof:

“The U.S. Borrowers hereby further jointly and severally agree to pay interest in immediately available funds (x) at the applicable office of the Administrative Agent (as specified in Section 2.15) on the unpaid principal amount of the U.S. Revolving Loans and (y) at the applicable office of the Swingline Lender (as specified in Section 2.15) on the unpaid principal amount of the Swingline Loans, in each case made to them from time to time from the date hereof until payment in full thereof at the rates per annum, and on the dates, set forth in Section 2.13.”.

13.

Section 6.13 of the Credit Agreement is hereby amended by deleting the table appearing in said Section in its entirety and inserting the following new text in lieu thereof:

“Test Period	Ratio
September 30, 2004	2.40:1.00
December 31, 2004	2.40:1.00

March 31, 2005	2.40:1.00
June 30, 2005	2.40:1.00
September 30, 2005	2.40:1.00
December 31, 2005	3.00:1.00

March 31, 2006	3.00:1.00
June 30, 2006	3.00:1.00
September 30, 2006	2.25:1.00
December 31, 2006	2.00:1.00

March 31, 2007	2.00:1.00
June 30, 2007	2.00:1.00
September 30, 2007	2.50:1.00
December 31, 2007	2.75:1.00

March 31, 2008	2.75:1.00
June 30, 2008	2.90:1.00
September 30, 2008	3.00:1.00
December 31, 2008	3.50:1.00

March 31, 2009	3.50:1.00
June 30, 2009	3.50:1.00
September 30, 2009	3.50:1.00
December 31, 2009	3.75:1.00

March 31, 2010	3.75:1.00
June 30, 2010	3.75:1.00

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September 30, 2010	3.75:1.00
December 31, 2010 and each Test Period thereafter	4.00:1.00”.

14.

Section 6.14 of the Credit Agreement is hereby amended by deleting the table appearing in said Section in its entirety and inserting the following new text in lieu thereof:

“Fiscal Quarter Ending	Ratio
September 30, 2004	5.25:1.00
December 31, 2004	5.25:1.00

March 31, 2005	5.25:1.00
June 30, 2005	5.25:1.00
September 30, 2005	5.25:1.00
December 31, 2005	4.75:1.00

March 31, 2006	4.75:1.00
June 30, 2006	4.75:1.00
September 30, 2006	5.10:1.00
December 31, 2006	6.00:1.00

March 31, 2007	6.00:1.00
June 30, 2007	5.50:1.00
September 30, 2007	4.75:1.00
December 31, 2007	4.25:1.00

March 31, 2008	4.00:1.00
June 30, 2008	3.75:1.00
September 30, 2008	3.75:1.00
December 31, 2008	3.50:1.00

March 31, 2009	3.50:1.00
June 30, 2009	3.50:1.00
September 30, 2009	3.50:1.00
December 31, 2009	3.00:1.00

March 31, 2010	3.00:1.00
June 30, 2010	3.00:1.00
September 30, 2010	3.00:1.00
December 31, 2010 and each Fiscal Quarter thereafter	2.75:1.00”.

15.

Section 6.15 of the Credit Agreement is hereby amended by (i) deleting the text “1.10:1.00” appearing opposite the text “December 31, 2006” in the table appearing in

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said Section and inserting the text “0.90:1.00” in lieu thereof and (ii) deleting the text “1.10:1.00” appearing opposite the text “March 31, 2007” in the table appearing in said Section and inserting the text “0.90:1.00” in lieu thereof.

16.

Section 10.01(a) of the Credit Agreement is hereby amended by (i) deleting the text “Jackie Caine (telecopy: 212-994-9061) (e-mail: jacqueline.caine@citigroup.com)” appearing in clause (iv) of said definition and inserting the text “Annemarie Pavco (telecopy:  212-994-0961) (e-mail:  annemarie.e.pavco@citigroup.com)” in lieu thereof, (ii) deleting the text “and” appearing at the end of clause (v) of said Section and (iii) inserting the text “; and (vii) if to the Swingline Lender, to it at Comerica Bank, International Finance, MC 3329, 411 W. Lafayette, Detroit MI 48226, attention: Denise Crowley (telecopy: 313-964-4765) (e-mail: dscrowley@comerica.com)” immediately before the proviso appearing in said Section.

17.

The Lenders and the Loan Agreement Parties hereby agree that from and after the Fourth Amendment Effective Date, (i) Comerica Bank, as successor Swingline Lender, shall have all the rights and obligations of Citicorp North America, Inc., as initial Swingline Lender under this Agreement, with respect to Swingline Loans to be made thereafter and (ii) Citicorp North America, Inc. shall remain entitled to the benefits of the indemnities in the Credit Agreement and the other Loan Documents to the same extent as if it remained the Swingline Lender.

18.

The U.S. Borrowers hereby agree to amend the deposit account control agreements in existence and covering accounts maintained by the U.S. Borrowers at Comerica Bank, in each case, on the Fourth Amendment Effective Date, within 90 days after the Fourth Amendment Effective Date (or such later date as may be agreed to by the Administrative Agent and Comerica Bank) pursuant to amendments in form and substance reasonably satisfactory to Comerica Bank and the Administrative Agent.

II.

Miscellaneous Provisions.

1.

In order to induce the Lenders to enter into this Fourth Amendment, each of the Loan Agreement Parties hereby represents and warrants that (i) no Default or Event of Default exists as of the Fourth Amendment Effective Date immediately after giving effect thereto and (ii) all of the representations and warranties contained in the Credit Agreement and the other Loan Documents are true and correct in all material respects on the Fourth Amendment Effective Date immediately after giving effect thereto, with the same effect as though such representations and warranties had been made on and as of the Fourth Amendment Effective Date (it being understood that any representation or warranty made as of a specific date shall be true and correct in all material respects as of such specific date).

2.

This Fourth Amendment is limited as specified and shall not constitute a modification, acceptance or waiver of any other provision of the Credit Agreement or any other Loan Document.

3.

This Fourth Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts when

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executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.  A complete set of counterparts shall be lodged with the Canadian Parent and the Administrative Agent.

4.

THIS FOURTH AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

5.

This Fourth Amendment shall become effective on the date (the “Fourth Amendment Effective Date”) when each of the following conditions shall have been satisfied:

(i)

each of the Loan Agreement Parties and Lenders constituting the Requisite Lenders shall have signed a counterpart hereof (whether the same or different counterparts) and shall have delivered (including by way of facsimile or other electronic transmission) the same to White & Case LLP, 1155 Avenue of the Americas, New York, NY 10036 Attention:  May Yip (facsimile number: 212-354-8113 / email address:  myip@whitecase.com);

(ii)

the U.S. Borrowers shall have repaid in full all outstanding Swingline Loans and accrued interest thereon in accordance with the requirements of the Credit Agreement (before giving effect to this Fourth Amendment); and

(iii)

the Loan Agreement Parties shall have paid to the Administrative Agent and the Lenders all fees, costs and expenses payable to the Administrative Agent and the Lenders to the extent then due pursuant to the Credit Agreement or any other Loan Document.

6.

By executing and delivering a copy hereof, each Loan Agreement Party hereby agrees that all Obligations of the Loan Agreement Parties shall be fully guaranteed pursuant to the relevant Guaranties and shall be fully secured pursuant to the Security Documents, in each case in accordance with the respective terms and provisions thereof and that this Fourth Amendment does not in any manner constitute a novation of any Obligations under any of the Loan Documents.

7.

The Canadian Borrower hereby covenants and agrees that, so long as the Fourth Amendment Effective Date occurs, it shall pay to each Canadian Revolving Lender which executes and delivers to the Administrative Agent (or its designee) a counterpart hereof by 5:00 P.M. (New York City time) on November 7, 2006, a non-refundable cash fee (the “Canadian Amendment Fee”) in Dollars in an amount equal to 15 basis points (i.e., 0.15%) on an amount equal to the Canadian Revolving Credit Commitment of such Canadian Revolving Lender as in effect on the Fourth Amendment Effective Date; provided, that, so long as the Fourth Amendment Effective Date occurs, the Canadian Borrower shall pay to each Canadian Revolving Lender which executes and delivers to the Administrative Agent (or its designee) a counterpart hereof by 5:00 P.M. (New York City time) on October 31, 2006, an additional non-refundable cash fee (the “Canadian Incentive Amendment Fee”) in Dollars in an amount equal to 22.5 basis points (i.e., 0.225%) on an amount equal to the Canadian Revolving Credit

NEWYORK 5813470 (2K)	-12-

Commitment of such Canadian Revolving Lender as in effect on the Fourth Amendment Effective Date.  In addition, IPG (US) hereby covenants and agrees that, so long as the Fourth Amendment Effective Date occurs, it shall pay to each Lender (other than any Canadian Revolving Lender) which executes and delivers to the Administrative Agent (or its designee) a counterpart hereof by 5:00 P.M. (New York City time) on November 7, 2006, a non-refundable cash fee (the “U.S. Amendment Fee”) in Dollars in an amount equal to 15 basis points (i.e., 0.15%) on an amount equal to the sum of (i) the aggregate principal amount of all Term Loans of such Lender outstanding on the Fourth Amendment Effective Date plus (ii) the U.S. Revolving Credit Commitment of such Lender as in effect on the Fourth Amendment Effective Date; provided, that, so long as the Fourth Amendment Effective Date occurs, IPG (US) shall pay to each Lender (other than any Canadian Revolving Lender) which executes and delivers to the Administrative Agent (or its designee) a counterpart hereof by 5:00 P.M. (New York City time) on October 31, 2006, an additional non-refundable cash fee (the “U.S. Incentive Amendment Fee” and, together with the Canadian Amendment Fee, the Canadian Incentive Amendment Fee and the U.S. Amendment Fee, collectively, the “Amendment Fees”) in Dollars in an amount equal to 22.5 basis points (i.e., 0.225%) on an amount equal to the sum of (i) the aggregate principal amount of all Term Loans of such Lender outstanding on the Fourth Amendment Effective Date plus (ii) the U.S. Revolving Credit Commitment of such Lender as in effect on the Fourth Amendment Effective Date.  The Amendment Fees shall not be subject to counterclaim or set-off, or be otherwise affected by, any claim or dispute relating to any other matter.  The Amendment Fees shall be paid by the Canadian Borrower and IPG (US) to the Administrative Agent for distribution to the relevant Lenders not later than the third Business Day following the Fourth Amendment Effective Date.

8.

From and after the Fourth Amendment Effective Date, all references in the Credit Agreement and each of the other Loan Documents to the Credit Agreement shall be deemed to be references to the Credit Agreement, as modified hereby.

*        *        *

NEWYORK 5813470 (2K)	-13-

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Amendment as of the date first above written.

IPG (US) INC.

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth
Title:  Vice President

CENTRAL PRODUCTS COMPANY

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth
Title:  Vice President

IPG ADMINISTRATIVE SERVICES INC.

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth
Title:  Vice President Administration

INTERTAPE POLYMER CORP.

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth
Title:  Vice President

IPG FINANCIAL SERVICES INC.

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth
Title:  Vice President

NEWYORK 5813470 (2K)

INTERTAPE POLYMER INC.

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth
Title:  Vice President

INTERTAPE POLYMER GROUP INC.

By:

/s/ Andrew M. Archibald

Name: Andrew M. Archibald
Title:  Chief Financial Officer

IPG (US) HOLDINGS INC.

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth
Title:  Vice President

NEWYORK 5813470 (2K)

Each of the undersigned, each being a Subsidiary Guarantor under, and as defined in, the Credit Agreement referenced in the foregoing Fourth Amendment hereby consents to the entering into of the Fourth Amendment and agrees to the provisions thereof.

IPG HOLDINGS LP By: Intertape Polymer Inc., General Partner By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: Vice President
IPG FINANCE LLC By: /s/ Elaine Wright Name: Elaine Wright Title: President
INTERTAPE POLYMER MANAGEMENT CORP. By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: Vice President
POLYMER INTERNATIONAL CORP. By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: President
CAJUN BAG & SUPPLY CORP. By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: Vice President

NEWYORK 5813470 (2K)

INTERNATIONAL CONTAINER SYSTEMS, INC. By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: Vice President
UTC ACQUISITION CORP. By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: President
INTERTAPE INTERNATIONAL CORP. By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: President
COIF HOLDING INC. By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: Vice President
FIBC HOLDING INC. By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: Vice President
INTERTAPE POLYMER US INC. By: /s/ H. Dale McSween Name: H. Dale McSween Title: Chief Executive Officer
SPUNTECH FABRICS INC. By: /s/ Victor DiTommaso Name: Victor DiTommaso Title: President

NEWYORK 5813470 (2K)

IPG HOLDING COMPANY OF NOVA SCOTIA By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: Vice President
FIBOPE PORTUGUESA-FILMES BIORIENTADOS S.A. By: /s/ Gregory A. Yull Name: Gregory A. Yull Title: Director
INTERTAPE WOVEN PRODUCTS, S.A. de C.V. By: /s/ H. Dale McSween Name: H. Dale McSween Title: President of the Board of Directors
INTERTAPE WOVEN PRODUCTS SERVICES, S.A. DE C.V. By: /s/ H. Dale McSween Name: H. Dale McSween Title: President of the Board of Directors

NEWYORK 5813470 (2K)

CITICORP NORTH AMERICA, INC.,
Individually and as Administrative Agent

By:

     /s/ C. P. Mahon

Name: C. P. Mahon
Title:  Vice President

COMERICA BANK,
Individually and as Swingline Lender

By:

     /s/ Michael Messink

Name: Michael Messink
Title:  Assistant Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

WATERFRONT CLO 2007-1

By:

/s/ Robert E. Sydow

Name: Robert E. Sydow

Title:  Collateral Manager/Authorized Agent

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

LANDMARK IV CDO LIMITED

By Aladdin Capital Management LLC as Manager

By:

/s/ Todd Murray

Name: Todd Murray

Title:  Authorized Signatory

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

BABSON CLO LTD. 2004-I

BABSON CLO LTD. 2004-II

BABSON CLO LTD. 2005-I

BABSON CLO LTD. 2005-II

BABSON CLO LTD. 2006-II

BABSON CLO LTD. 2007-I

SAPPHIRE VALLEY CDO I, LTD.

SUFFIELD CLO, LIMITED

By: Babson Capital Management LLC as Collateral Manager

By:

/s/ Marcus G. Sowell

Name: Marcus G. Sowell

Title:  Managing Director

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By: Babson Capital Management LLC as Investment Adviser

By:

/s/ Marcus G. Sowell

Name: Marcus G. Sowell

Title:  Managing Director

SOMERS CDO, LIMITED

By: Babson Capital Management LLC under delegated authority

From Massachusetts Mutual Life Insurance Company as Collateral

Manager

By:

/s/ Marcus G. Sowell

Name: Marcus G. Sowell

Title:  Managing Director

NEWYORK 5813470 (2K)

MAPLEWOOD (CAYMAN) LIMITED

By: Babson Capital Management LLC as Investment Manager

By:

/s/ Marcus G. Sowell

Name: Marcus G. Sowell

Title:  Managing Director

BILL & MELINDA GATES FOUNDATION

By: Babson Capital Management LLC as Investment Adviser

By:

/s/ Marcus G. Sowell

Name: Marcus G. Sowell

Title:  Managing Director

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

HAMILTON FLOATING RATE FUND, LLC

By:

/s/ Dean Stephan

Name: Dean Stephan

Title:  Managing Director

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

OWS CLO I, LTD.

By:

/s/ Dean Stephan

Name: Dean Stephan

Title:  Managing Director

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

BLACK DIAMOND CLO 2005-1 LTD.

By: Black Diamond Capital Management, L.L.C.

as its Collateral Manager

By:

/s/ Stephen H. Deckoff

Name: Stephen H. Deckoff

Title:  Managing Principal

Black Diamond Capital Management, L.L.C.

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

BLACK DIAMOND INTERNATIONAL FUNDING, LTD.

By:

/s/ Simon Wetherell

Name: Simon Wetherell

Title:  Director

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

BlackRock Floating Rate Income Strategies Fund, Inc.

BlackRock Senior Income Series

By:

/s/ Tom Colwell

Name: Tom Colwell

Title:  Authorized Sig.

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Loan Funding VI LLC,

for itself or as agent for

Corporate Loan Funding VI LLC

By:

/s/ Dean T. Criares

Name: Dean T. Criares

Title:  Senior Managing Director

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Hanover Square CLO Ltd.

By: Blackstone Debt Advisors L.P.

As Collateral Manager

By:

/s/ Dean T. Criares

Name: Dean T. Criares

Title:  Senior Managing Director

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Monument Park CDO Ltd.

By: Blackstone Debt Advisors L.P.

As Collateral Manager

By:

/s/ Dean T. Criares

Name: Dean T. Criares

Title:  Senior Managing Director

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

By: Callidus Debt Partners CLO Fund III Ltd.

By: Its Collateral Manager,

Callidus Capital Management, LLC

By:

/s/ Peter R. Bennitt

Name: Peter R. Bennitt

Title:  Principal

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

CIT Lending Services Corporation

By:

/s/ John Crawford

Name: John Crawford

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

CITIBANK, N.A.

By:

/s/ Thomas A. Neville

Name: Thomas A. Neville

Title:  Assistant Vice President

Attorney-in-Fact

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Citibank, N.A., Canadian Branch

By:

/s/ Niyousha Zarinpour

Name: Niyousha Zarinpour

Title:  Authorized Signer

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

SENIOR DEBT PORTFOLIO

By: Boston Management and Research

as Investment Advisor

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE SENIOR INCOME TRUST

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE INSTITUTIONAL SENIOR LOAN FUND

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE CDO III, LTD.

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE CDO VI LTD.

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Eaton Vance CDO VIII, LTD.

By: Eaton Vance Management

As Investment Advisor

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

GRAYSON & CO.

BY: BOSTON MANAGEMENT AND RESEARCH

AS INVESTMENT ADVISOR

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

THE NORINCHUKIN BANK, NEW YORK BRANCH,

though State Street Bank and Trust Company N.A. as

Fiduciary Custodian

By: Eaton Vance Management, Attorney-in-Fact

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

BIG SKY III SENIOR LOAN TRUST

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE

VT FLOATING-RATE INCOME FUND

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE

LIMITED DURATION INCOME FUND

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE SENIOR FLOATING-RATE TRUST

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE FLOATING-RATE INCOME TRUST

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By:

/s/ Michael B. Botthof

Name: Michael B. Botthof

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

FRANKLIN FLOATING RATE DAILY ACCESS FUND

FRANKLIN FLOATING RATE MASTER SERIES

By:

/s/ Richard Hsu

Name: RICHARD HSU

Title:  VICE PRESIDENT

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

General Electric Capital Corporation

By:

/s/ Amanda J. vanHeyst

Name: Amanda J. vanHeyst

Title:  Duly Authorized Signatory

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

General Electric Capital Corporation,

as Administrator for, GE CFS Loan Holding 2006-3 LLC

By:

/s/ Amanda J. vanHeyst

Name: Amanda J. vanHeyst

Title:  Duly Authorized Signatory

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

General Electric Capital Corporation,

as Administrator for, Merritt CLO Holding LLC.

By:

/s/ Amanda J. vanHeyst

Name: Amanda J. vanHeyst

Title:  Duly Authorized Signatory

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

GULF STREAM-COMPASS CLO 2004-I LTD

By: Gulf Stream Asset Management LLC

As Collateral Manager

By:

/s/ Barry K. Love

Name: Barry K. Love

Title:  Chief Credit Officer

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

HSBC Bank USA N.A.

By:

/s/ Jose M. Cruz

Name: Jose M. Cruz

Title:  Senior Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

IKB Capital Corporation

By:

/s/ David Snyder

Name: David Snyder

Title:  President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

ING PRIME RATE TRUST

By: ING Investment Management Co.

       as its investment manager

By:

/s/ Charles E. LeMieux

Name: CHARLES E. LEMIEUX, CFA

Title:  VICE PRESIDENT

ING SENIOR INCOME FUND

By: ING Investment Management Co.

as its investment manager

By:

/s/ Charles E. LeMieux

Name: CHARLES E. LEMIEUX, CFA

Title:  VICE PRESIDENT

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

CHAMPLAIN CLO, LTD.

By: INVESCO Senior Secured Management, Inc.

as Collateral Manager

By:

/s/ Thomas Ewald

Name: Thomas Ewald

Title:  Authorized Signatory

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

LOAN FUNDING IX LLC, for itself or as agent for

Corporate Loan Funding IX LLC

By: INVESCO Senior Secured Management, Inc.

as Portfolio Manager

By:

/s/ Thomas Ewald

Name: Thomas Ewald

Title:  Authorized Signatory

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

DIVERSIFIED CREDIT PORTFOLIO LTD.

By: INVESCO Senior Secured Management, Inc.

as Investment Advisor

By:

/s/ Thomas Ewald

Name: Thomas Ewald

Title:  Authorized Signatory

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

AIM FLOATING RATE FUND

By: INVESCO Senior Secured Management, Inc.

As Sub-Adviser

By:

/s/ Thomas Ewald

Name: Thomas Ewald

Title:  Authorized Signatory

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Premium Loan Trust I, Ltd.

By:

/s/ Colin Donlan

Name: Colin Donlan

Title:  Director

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

CONFLUENT 4 LIMITED, as Lender

By: Loomis, Sayles & Company, L.P.,

as Sub-Manager

By: Loomis, Sayles & Company, Incorporated,

Its General Partner

By:

/s/ Kevin J. Perry

Name: Kevin J. Perry

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

IXIS LOOMIS SAYLES SENIOR LOAN FUND

By: Loomis, Sayles and Company, L.P.,

its manager

By: Loomis, Sayles and Company, Inc.,

its general partner

By:

/s/ Kevin J. Perry

Name: Kevin J. Perry

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

LOOMIS SAYLES CLO I, LTD.

By: Loomis, Sayles and Company, L.P.,

its collateral manager

By: Loomis, Sayles and Company, Inc.,

its general partner

By:

/s/ Kevin P. Charleston

Name: Kevin P. Charleston

Title:  Executive Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

THE LOOMIS SAYLES SENIOR LOAN FUND, LLC

By: Loomis, Sayles and Company, L.P.,

its manager

By: Loomis, Sayles and Company, Inc.,

its general partner

By:

/s/ Kevin J. Perry

Name: Kevin J. Perry

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

LOOMIS SAYLES SENIOR LOAN FUND II LLC

By: Loomis, Sayles & Company, L.P.,

Its Managing Member

By: Loomis, Sayles & Company, Inc.,

Its General Partner

By:

/s/ Kevin J. Perry

Name: Kevin J. Perry

Title:  Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Centaurus Loan Trust

By:

/s/ Jason Duko

Name: JASON DUKO

Title:  VICE PRESIDENT

NOMURA CORPORATE RESEARCH

AND ASSET MANAGEMENT INC.

AS

INVESTMENT ADVISER

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Clydesdale CLO 2004, Ltd.

By:

/s/ Jason Duko

Name: JASON DUKO

Title:  VICE PRESIDENT

NOMURA CORPORATE RESEARCH

AND ASSET MANAGEMENT INC.

AS

INVESTMENT MANAGER

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

NCRAM Loan Trust

By:

/s/ Jason Duko

Name: JASON DUKO

Title:  VICE PRESIDENT

NOMURA CORPORATE RESEARCH

AND ASSET MANAGEMENT INC.

AS

INVESTMENT ADVISER

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Addison CDO, Limited

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By:

/s/ Arthur Y. D. Ong

Name: Arthur Y. D. Ong

Title:  Senior Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Fairway Loan Funding Company

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By:

/s/ Arthur Y. D. Ong

Name: Arthur Y. D. Ong

Title:  Senior Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Loan Funding III LLC

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By:

/s/ Arthur Y. D. Ong

Name: Arthur Y. D. Ong

Title:  Senior Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Mayport CLO Ltd.

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By:

/s/ Arthur Y. D. Ong

Name: Arthur Y. D. Ong

Title:  Senior Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

PIMCO Floating Rate Income Fund

By:

Pacific Investment Management Company LLC,

as its Investment Advisor, acting through Investors

Fiduciary Trust Company in the Nominee Name of IFTCO

By:

/s/ Arthur Y. D. Ong

Name: Arthur Y. D. Ong

Title:  Senior Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

PIMCO Floating Rate Strategy Fund

By:

Pacific Investment Management Company LLC,

as its Investment Advisor, acting through Investors

Fiduciary Trust Company in the Nominee Name of IFTCO

By:

/s/ Arthur Y. D. Ong

Name: Arthur Y. D. Ong

Title:  Senior Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Southport CLO, Limited

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By:

/s/ Arthur Y. D. Ong

Name: Arthur Y. D. Ong

Title:  Senior Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Waveland – INGOTS, LTD.

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By:

/s/ Arthur Y. D. Ong

Name: Arthur Y. D. Ong

Title:  Senior Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Stanfield Carrera CLO, Ltd.

By:

Stanfield Capital Partners LLC,

as its Asset Manager

By:

/s/ Christopher E. Jansen

Name: Christopher E. Jansen

Title:  Managing Partner

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

The Toronto-Dominion Bank

By:

/s/ J. F. Godin

/s/ Yves Bergeron

Name: J. F. Godin

Yves Bergeron

Title:   Vice President

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Toronto Dominion (Texas) LLC

By:

/s/ Debbi L. Brito

Name: Debbi L. Brito

Title:  Authorized Signatory

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Trimaran CLO IV Ltd.

By: Trimaran Advisors, L.L.C.

By:

/s/ David M. Millison

Name: David M. Millison

Title:  Managing Director

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

UPS Capital Corporation

By:

/s/ John P. Holloway

Name: John P. Holloway

Title:  Director of Portfolio Management

NEWYORK 5813470 (2K)

SIGNATURE PAGE TO THE FOURTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF NOVEMBER 7, 2006, AMONG IPG (US) INC., CENTRAL PRODUCTS COMPANY, IPG ADMINISTRATIVE SERVICES INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

WhiteHorse I, Ltd.

WhiteHorse Capital Partners, L.P. as Collateral Manager

By:

/s/ Jay Carvell

Name: Jay Carvell

Title:  Manager

NEWYORK 5813470 (2K)